Mail Stop 4561
								January 3, 2006

By U.S. Mail and Facsimile to (604) 681-4692

Susan Neale
Chief Financial Officer
Quest Capital Corp.
Suite 300
570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1

Re:	Quest Capital Corp.
	Form 20-F/A for Fiscal Year Ended December 31, 2004
      Filed July 5, 2005
	File No. 000-16778

Dear Ms. Neale:

      We have reviewed your response filed with the Commission on December 22, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 18: United States Generally Accepted Accounting Standards
General

1. We note your response to our comment 7 of our letter dated September 28, 2005. Please revise your filing to include a note to the financial statements that includes a quantified description of the material differences between cash flows reported in a cash flow statement prepared in accordance with accounting principles generally accepted in the United States. Refer to Form 20-F General Instructions, Item 17(c)(2)(iii).

(g) Development Property Expenditures

2. We note your response to our comment 11 of our letter dated September 28, 2005. Please clarify how the asset impairment was accounted for under Canadian GAAP including the timing of the charge.
Please reconcile this treatment to US GAAP and the $16.78 million positive reconciling item noted in Note 18(i).

       As appropriate, please revise your future filings, beginning with the Form 20-F for the period ending December 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the revised disclosures to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant



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Susan Neale
Quest Capital Corp.
January 3, 2006
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